UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Molycorp, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
608753 109
(CUSIP Number)
Jason Schaefer, Esq.
Pegasus Capital Advisors, L.P.
505 Park Avenue, 21st Floor
NY, NY 10022
(212) 710-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MOUNTAIN PASS II, LLC (27-2275409)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		4,335,721

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,335,721

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,335,721

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 83,895,501 shares of Common Stock outstanding as of May 23, 2011.

Page 2 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 1, LLC (27-2274966)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		2,100,144

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,100,144

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,100,144

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 83,895,501 shares of Common Stock outstanding as of May 23, 2011.

Page 3 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 2, LLC (27-2275068)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		767,104

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		767,104

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

767,104

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 83,895,501 shares of Common Stock outstanding as of May 23, 2011.

Page 4 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 3, LLC (27-2275229)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		767,104

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		767,104

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

767,104

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 83,895,501 shares of Common Stock outstanding as of May 23, 2011.

Page 5 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		4,335,721(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,335,721(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,335,721(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC.
2 Based on 83,895,501 shares of Common Stock outstanding as of May 23, 2011.

Page 6 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV (AIV), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		2,100,144(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,100,144(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,100,144(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV MP AIV 1, LLC.
2 Based on 83,895,501 shares of Common Stock outstanding as of May 23, 2011.

Page 7 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		7,970,073(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,970,073(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,970,073(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 83,895,501 shares of Common Stock outstanding as of May 23, 2011.

Page 8 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		7,970,073(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,970,073(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,970,073(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 83,895,501 shares of Common Stock outstanding as of May 23, 2011.

Page 9 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF		12,205,363(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,205,363(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,205,363(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 4,235,290 shares held by TNA Moly Group LLC.
2 Based on 83,895,501 shares of Common Stock outstanding as of May 23, 2011.

Page 10 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		12,205,363(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,205,363(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,205,363(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 4,235,290 shares held by TNA Moly Group LLC.
2 Based on 83,895,501 shares of Common Stock outstanding as of May 23, 2011.

Page 11 of 11 Pages

PART II — SCHEDULE 13D
Amendment No. 5 to Schedule 13D
This Amendment No. 5 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of PP IV Mountain Pass II, LLC (“MPII”), PP IV MP AIV 1, LLC (“MPAIV1”), PP IV MP AIV 2, LLC (“MPAIV2”), PP IV MP AIV 3, LLC (“MPAIV3”), Pegasus Partners IV, L.P. (“PPIV”), Pegasus Partners IV (AIV), L.P. (“PPIV AIV”), Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIIVGP”), Pegasus Capital LLC (“Pegasus Capital”) and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”) on August 13, 2010, as amended and supplemented by Amendment No. 1 thereto filed on February 1, 2011, as amended and supplemented by Amendment No. 2 thereto filed on February 16, 2011, as amended and supplemented by Amendment No. 3 thereto filed on March 28, 2011, and as amended and supplemented by Amendment No. 4 thereto filed on May 27, 2011. Except as specifically provided herein, this Amendment No. 5 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 4. Purpose of Transaction
Pursuant to Section 2 of the Registration Rights Agreement, shares held by the Reporting Persons were included on a registration statement on Form S-1 (SEC File No. 333-174458), as amended, with the Securities and Exchange Commission (the “SEC”) filed by the Company on May 24, 2011 to register the resale of 11,500,000 shares of Common Stock of the Company held by the Reporting Persons and certain other selling stockholders and to permit the Reporting Persons to resell their shares of Common Stock in an underwritten public offering (the “June 2011 Selling Stockholder Offering”). The Reporting Persons sold an aggregate of 5,226,610 shares of the Company’s Common Stock on June 15, 2011 pursuant to the prospectus, dated June 9, 2011.
In connection with the June 2011 Selling Stockholder Offering, the Company entered into an Underwriting Agreement, dated June 9, 2011 (the “June 2011 Underwriting Agreement”), by and among the Company, the Reporting Persons, certain other stockholders of the Company (together with the certain other selling stockholders, the “June 2011 Sellers”), J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, acting severally on behalf of themselves and the several underwriters named in Schedule III thereto (collectively, the “June 2011 Underwriters”), for the purchase by the June 2011 Underwriters and the sale by the June 2011 Sellers of 10,000,000 shares of Common Stock of the Company in the aggregate on the initial closing date, plus an option for the June 2011 Underwriters to purchase up to 1,500,000 additional shares of the Company’s Common Stock from the June 2011 Sellers for 30 days from the date of the June 9, 2011 prospectus. Pursuant to the June 2011 Underwriting Agreement, the Underwriters delivered a Notice of Exercise on June 10, 2011 and fully exercised their option to purchase 1,500,000 additional shares of the Company’s Common Stock from the June 2011 Sellers (the “June 2011 Over-Allotment Option”) on the initial closing date.
Pursuant to the June 2011 Underwriting Agreement, MPII agreed to sell to the June 2011 Underwriters 1,565,360 shares of Common Stock of the Company and granted the June 2011 Underwriters the option to purchase up to an additional 234,805 shares of the Common Stock of the Company. On June 15, 2011, MPII sold 1,800,165 shares of Common Stock of the Company to the June 2011 Underwriters pursuant to the June 2011 Underwriting Agreement and the June 2011 Over-Allotment Option.
Pursuant to the June 2011 Underwriting Agreement, MPAIV1 agreed to sell to the June 2011 Underwriters 758,232 shares of Common Stock of the Company and granted the June 2011 Underwriters the option to purchase up to an additional 113,735 shares of Common Stock of the Company. On June 15, 2011, MPAIV1 sold 871,967 shares of Common Stock of the Company to the June 2011 Underwriters pursuant to the June 2011 Underwriting Agreement and the June 2011 Over-Allotment Option.
Pursuant to the June 2011 Underwriting Agreement, MPAIV2 agreed to sell to the June 2011 Underwriters 276,954 shares of Common Stock of the Company and granted the June 2011 Underwriters the option to purchase up to an additional 41,543 shares of the Common Stock of the Company. On June 15, 2011, MPAIV2 sold 318,497 shares of Common Stock of the Company to the June 2011 Underwriters pursuant to the June 2011 Underwriting Agreement and the June 2011 Over-Allotment Option.
Pursuant to the June 2011 Underwriting Agreement, MPAIV3 agreed to sell to the June 2011 Underwriters 276,954 shares of Common Stock of the Company and granted the June 2011 Underwriters the option to purchase up to an additional 41,543 shares of the Common Stock of the Company. On June 15, 2011, MPAIV3 sold 318,497 shares of Common Stock of the Company to the June 2011 Underwriters pursuant to the June 2011 Underwriting Agreement and the June 2011 Over-Allotment Option.

Additionally, pursuant to the June 2011 Underwriting Agreement, TNA Moly Group LLC agreed to sell to the June 2011 Underwriters 1,667,378 shares of Common Stock of the Company and granted the June 2011 Underwriters the option to purchase up to an additional 250,106 shares of the Common Stock of the Company. On June 15, 2011, TNA Moly Group LLC sold 1,917,484 shares of Common Stock of the Company to the June 2011 Underwriters pursuant to the June 2011 Underwriting Agreement and the June 2011 Over-Allotment Option.
The price per share at which the shares of Common Stock of the Company were sold to the public in the June 2011 Selling Stockholder Offering was $51.00. The purchase price per share at which the June 2011 Sellers sold its shares of Common Stock of the Company to the June 2011 Underwriters pursuant to the June 2011 Underwriting Agreement was $48.96. The Company did not sell any shares of the Common Stock of the Company in the June 2011 Selling Stockholder Offering. The Company did not receive any of the proceeds of the sale of Common Stock of the Company from the June 2011 Selling Stockholder Offering. The June 2011 Sellers also received a pro rata payment from the June 2011 Underwriters in lieu of expense reimbursement on the initial closing date.
In connection with the June 2011 Underwriting Agreement, each of MPII, MPAIV1, MPAIV2, MPAIV3, certain stockholders of the Company (collectively, the “June 2011 Selling Stockholders”) and the Company’s officers and directors, and the June 2011 Representatives entered into separate Lock-up Agreements, dated June 9, 2011, (the “June 2011 Lock-up Agreements”). Pursuant to the June 2011 Lock-up Agreements, each of the June 2011 Selling Stockholders has agreed that, without the prior written consent of the Underwriters, it will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned or any other securities convertible into or exercisable or exchangeable for Common Stock, including Preferred Stock and convertible senior notes, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, subject to certain exceptions, for 90 days after the date of the June 9, 2011 Prospectus (the “restricted period”). In addition, each of the June 2011 Selling Stockholders has agreed that, without the prior written consent of the June 2011 Representatives acting on behalf of the June 2011 Underwriters, will not during the restricted period any demand for or exercise any right with respect to, the registration of any shares of the Common Stock.
The summaries of the June 2011 Underwriting Agreement, the June 2011 Notice of Exercise and June 2011 Lock-Up Agreements (collectively, the “June 2011 Agreements”) in this Schedule 13D does not purport to be complete and are qualified by reference to such agreements, which are incorporated by reference or filed as Exhibits 10.18, 10.19, 10.20, 10.21, 10.22, and 10.23.
Item 5. Interest in Securities of the Company
The information required by Item 5(a) is set forth in rows (11) through (13) of the cover page of this Schedule 13D Amendment No. 5 and is incorporated herein by reference. As of June 15, 2011, the Reporting Persons are the beneficial owners of an aggregate of 12,205,363 shares or approximately 14.5% of the Common Stock based on 83,895,501 shares of Common Stock outstanding as of May 23, 2011.
As of June 15, 2011, MPII owns 4,335,721 shares of Common Stock. Based on the foregoing, MPII may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.2% of the issued and outstanding Common Stock of the Company.

As of June 15, 2011, MPAIV1 owns 2,100,144 shares of Common Stock. Based on the foregoing, MPAIV1 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 2.5% of the issued and outstanding Common Stock of the Company.
As of June 15, 2011, MPAIV2 owns 767,104 shares of Common Stock. Based on the foregoing, MPAIV2 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 0.9% of the issued and outstanding Common Stock of the Company.
As of June 15, 2011, MPAIV3 owns 767,104 shares of Common Stock. Based on the foregoing, MPAIV3 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 0.9% of the issued and outstanding Common Stock of the Company.
As of June 15, 2011, Pegasus Partners IV, L.P. owns 4,335,721 shares of Common Stock. Based on the foregoing, Pegasus Partners IV, L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.2% of the issued and outstanding Common Stock of the Company.
As of June 15, 2011, Pegasus Partners IV (AIV), L.P. owns 2,100,144 shares of Common Stock. Based on the foregoing, Pegasus Partners IV (AIV), L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 2.5% of the issued and outstanding Common Stock of the Company.
As of June 15, 2011, Pegasus Investors IV, L.P. owns 7,970,073 shares of Common Stock. Based on the foregoing, Pegasus Investors IV, L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.5% of the issued and outstanding Common Stock of the Company.
As of June 15, 2011, Pegasus Investors IV GP, L.L.C. owns 7,970,073 shares of Common Stock. Based on the foregoing, Pegasus Investors IV GP, L.L.C. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.5% of the issued and outstanding Common Stock of the Company.
As of June 15, 2011, Pegasus Capital LLC owns 12,205,363 shares of Common Stock. Based on the foregoing, Pegasus Capital, LLC may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 14.5% of the issued and outstanding Common Stock of the Company, of which 4,235,290 shares or approximately 5.0% of the issued and outstanding Common Stock of the Company are attributable to TNA MolyGroup LLC.
As of June 15, 2011, Craig Cogut owns 12,205,363 shares of Common Stock. Based on the foregoing, Craig Cogut may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 14.5% of the issued and outstanding Common Stock of the Company, of which 4,235,290 shares or approximately 5.0% of the issued and outstanding Common Stock of the Company are attributable to TNA MolyGroup LLC.
Pegasus Investors IV, L.P. is the managing member of MPII, MPAIVl , MPAIV2, and MPAIV3. Each of Craig Cogut, Pegasus Capital LLC, Pegasus Investors IV GP, L.L.C., Pegasus Investors IV, L.P., Pegasus Partners IV, L.P. and Pegasus Partners IV (AIV), L.P., disclaims beneficial ownership of any of the Company’s securities to which this Schedule 13D relates and this Schedule 13D shall not be deemed an admission that any of Craig Cogut, Pegasus Capital LLC, Pegasus Investors IV GP, L.L.C., Pegasus Investors IV, L.P., Pegasus Partners IV, L.P. or Pegasus Partners IV (AIV), L.P. is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herein as Exhibit 99.6.
The disclosures regarding the June 2011 Agreements in Item 4 are incorporated herein by reference. Copies of the June 2011 Agreements are incorporated by reference or included as exhibits to this Amendment No. 5, as the case may be, as Exhibits 10.18, 10.19, 10.20, 10.21, 10.22, and 10.23.
The foregoing descriptions of the June 2011 Agreements are qualified in their entirety by reference to the full texts of the June 2011 Agreements.
Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

10.18
Underwriting Agreement, dated June 9, 2011, by and among Molycorp, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC as representatives of the several underwriters named in Schedule III thereto, and the selling stockholders named in Schedule I thereto (incorporated by reference to Exhibit 1.1 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-174458) filed with the Securities and Exchange Commission on June 9, 2011).

10.19	Notice of Exercise dated June 10, 2011 by J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC in relation to the June 2011 Underwriting Agreement.

10.20
Lock-Up Agreement, dated June 9, 2011, by and among Molycorp, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as the representatives of the several underwriters named in Schedule III thereto, and PP IV Mountain Pass II, LLC.

10.21
Lock-Up Agreement, dated June 9, 2011, by and among Molycorp, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as the representatives of the several underwriters named in Schedule III thereto, and PP IV MP AIV 1, LLC.

10.22
Lock-Up Agreement, dated June 9, 2011, by and among Molycorp, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as the representatives of the several underwriters named in Schedule III thereto, and PP IV MP AIV 2, LLC.

10.23
Lock-Up Agreement, dated June 9, 2011, by and among Molycorp, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as the representatives of the several underwriters named in Schedule III thereto, PP IV MP AIV 3, LLC.

99.6	Joint Filing Agreement, dated as of June 24, 2011.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 24, 2011

PP IV MOUNTAIN PASS II, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PP IV MP AIV 1, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PP IV MP AIV 2, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

Signature Page to Schedule 13D

PP IV MP AIV 3, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS PARTNERS IV (AIV), L.P.

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

Signature Page to Schedule 13D

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS CAPITAL LLC

By:	/s/ Craig Cogut

Name: Craig Cogut
Title: President

/s/ Craig Cogut

Craig Cogut

Signature Page to Schedule 13D